Alamos Gold Inc.
TSX:AGI | NYSE:AGI

May 27, 2022
To:     The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 26, 2022.
Total Shares Voted:                295,085,862
Total Shares Issued and Outstanding:        392,142,349
Total Percentage of Shares Voted:        75.25%
1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 7, 2022 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	203,846,524	77.01	60,859,734	22.99
David Fleck	240,867,743	90.99	23,838,515	9.01
David Gower	232,697,622	87.91	32,008,636	12.09
Claire M. Kennedy	239,694,365	90.55	25,011,892	9.45
John A. McCluskey	264,130,275	99.78	575,932	0.22
Monique Mercier	262,467,453	99.15	2,238,805	0.85
Paul J. Murphy	259,083,947	97.88	5,622,311	2.12
J. Robert S. Prichard	262,585,820	99.2	2,120,438	0.8
Kenneth Stowe	263,869,703	99.68	836,554	0.32

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	292,968,205	99.28	2,115,143	0.72

3.Long-Term Incentive Plan
The resolution approving the unallocated awards under the Company’s Long-Term Incentive Plan, as well as revisions to the plan’s amendment provision, was approved.

	Vote For	%	Vote Against	%
Long-Term Incentive Plan	256,731,876	96.99	7,974,381	3.01

4.Employee Share Purchase Plan
The resolution approving the unallocated shares under the Company’s Employee Share Purchase Plan, as well as revisions to the plan’s amendment provision, was approved.

	Vote For	%	Vote Against	%
ESPP	263,114,944	99.4	1,591,313	0.6

5.Shareholder Rights Plan
The resolution approving the Company’s Fifth Amended and Restated Shareholder Rights Plan was approved.

	Vote For	%	Vote Against	%
Shareholder Rights Plan	261,929,655	98.95	2,776,601	1.05

6.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	259,300,018	97.96	5,406,240	2.04

2 | ALAMOS GOLD INC